1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 9, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Begins Further Expansion of Fab 14

Forging Ahead to a New Era of Advanced 20nm Technology

Tainan, Taiwan, R.O.C. – April 9, 2012 – TSMC (TWSE: 2330, NYSE: TSM) today held a groundbreaking ceremony at the South Taiwan Science Park in Tainan for Phase 5 of its Fab 14 GigaFab. Following TSMC’s Fab 12 Phase 6 in Hsinchu, this facility will be another key production center for TSMC’s advanced 20nm technology, providing TSMC with abundant leading-edge capacity.

TSMC persists in innovation and development of 20nm and more advanced technologies and is committed to providing sufficient capacity. The Company’s 20nm technology is scheduled to begin volume production at TSMC’s Fab 12 next year. The Fab 14 Phase 5 facility will be TSMC’s second 20nm-capable fab, scheduled to begin volume production in early 2014. Combined with the planned Fab 14 Phase 6, total cleanroom area will reach 87,000 square meters – equal to more than 11 soccer fields and four times larger than a typical 12-inch fab – and will further strengthen TSMC’s global competitiveness in advanced technologies. Building on TSMC’s industry leadership in 28nm technology, TSMC also expects to launch its 20nm technology ahead of foundry peers.

“TSMC will continue to invest in Taiwan and fortify its trinity of strengths – technology leadership, manufacturing excellence, and customer trust,” said TSMC Chairman and Chief Executive Officer Dr. Morris Chang, who hosted the groundbreaking ceremony. “Our mission is to be the trusted technology and capacity provider of the global logic IC industry for years to come. In fulfilling this mission, we further solidify TSMC and Taiwan’s indispensable position in the world semiconductor industry. This groundbreaking for Fab 14, Phase 5 represents TSMC’s capability to develop leading-edge technology, build advanced capacity, and satisfy customer demand. It also lays the foundation for TSMC’s next wave of growth.”

Fab 14 is TSMC’s second 12-inch fab following Fab 12, and Phase 1 of the facility began volume production in 2004. With Phases 1, 2, 3 and 4 now in operation, Fab 14 has capacity of 550,000 12-inch wafers per quarter, making it the world’s largest 12-inch fab. Its capacity and yields continue to reach new highs, making it a global leader. The output of Fab 14 phases 1 through 4 has an estimated annual revenue of US$6 billion, and TSMC expects the combined annual revenue of Phases 5 and 6 to reach a similar scale.

Currently Fab 14 is staffed by approximately 4,600 employees, and the expansion of the facility will create another 4,500 high-quality job opportunities, bringing fresh talent into the semiconductor industry and injecting momentum into TSMC’s continued growth.

Fab 14 Phase 5 will also follow in the footsteps of Fab 14 Phases 3 and 4 to apply for “gold” level certification under the U.S. Leadership in Energy and Environmental Design (LEED) green building standard, making Fab 14 Taiwan’s leading green production facility and largest green campus.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile:886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Lijung Chang Project Manager PR Department Tel: 886-3-563-6688 ext.7125039 Mobile: 886-988-930-037 E-Mail: ljchang@tsmc.com